AMENDMENT TO THE RENEWED RIGHTS AGREEMENT

                    Amendment, dated as of December 15, 1997, to the Renewed Rights Agreement, dated as of September 25, 1996 ("The Rights Agreement"), between Lukens Inc. (the "Company") and American Stock Transfer and Trust Company (the "Rights Agent").

                    WHEREAS, on December 14, 1997, the Board of
          Directors resolved that the Rights Agreement be amended as set forth below (the "Amendment"); and

                    WHEREAS, the Amendment is in compliance with the terms set forth in Section 26 of the Rights Agreement regarding supplements and amendments to the Rights
          Agreement.

                    NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

                    That the definition of "Exempt Person" set forth in Section 1(s) of the Rights Agreement is hereby amended to read in its entirety as follows:

               "(s)  "Exempt Person" shall mean (i) the
               Company, (ii) any Subsidiary of the Company,
               (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (v) any Person or group of Persons (as determined pursuant to Section 13(d)(3) of the Exchange Act) which was, as of the date of this Agreement, the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, (vi) any Person who (A) is the Beneficial Owner of less than 25% of the Common Stock of the Company then outstanding and has reported such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D, as amended from time to time, does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of Schedule 13D (other than the disposition of the Common Stock of the Company), (B) within 10 Business Days of being requested by the Company to advise the Company regarding its intentions, certifies to the Company that such Person acquired shares of Common Stock of the Company in excess of 14.99% inadvertently or without knowledge of the terms of the Rights, (C) the Company determines acquired shares of Common Stock of the Company in excess of 14.99% inadvertently or without knowledge of the terms of the Rights and (D) together with its Affiliates and Associates, thereafter does not acquire additional shares of Common Stock of the Company while the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding or (vii) any Person who acquires 15% or more of the shares of Common Stock then outstanding solely as a result of a transaction approved by the Board."

                            [SIGNATURE PAGE FOLLOWS]




                  IN WITNESS WHEREOF, the parties hereto have caused this amendment to the Rights Agreement to be duly executed and their respective seals to be hereunto affixed and attested, all as of the day and year first above written.

        Attest:                            LUKENS INC.

        By /s/ William D. Sprague          By /s/ R.W. Van Sant
           Name:  William D. Sprague          Name:  R.W. Van Sant
           Title: Vice President, General     Title: Chairman, President and
                  Counsel and Secretary              Chief Executive Officer

        Attest:                            AMERICAN STOCK TRANSFER AND
                                           TRUST COMPANY

        By /s/ Susan Silber                By /s/ Herbert J. Lemmer
           Name:  Susan Silber                Name: Herbert J. Lemmer
           Title: Assistant Secretary         Title: Vice President